Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

SuperMedia LLC	Delaware

SuperMedia Services Inc.	Delaware

SuperMedia Sales Inc.	Delaware

Idearc Inceptor LTD	United Kingdom